Filed by CHW Acquisition Corp pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CHW Acquisition Corp.

Commission File No.: 001-40764

TO:	Team

FROM:	Garrett Smallwood, Chief Executive Officer

RE:	Wag! Announces Plan to Become a Publicly Traded Company

DATE:	Aiming for February 3rd, 2022 Time: Planned to send ~7:00am EST

Hi Wag! Team,

I am writing to share some pawtastic news about our company. Thanks to our focused efforts and pawgress over the last few years, we have taken a significant step forward as the leading premium wellness platform for pets. This morning, we announced a transaction that, when completed, will result in Wag! becoming a publicly traded company!

Technically speaking, we’ve signed a definitive agreement that will combine Wag! with CHW Acquisition Corp., a publicly traded special purpose acquisition company (SPAC). Once the transaction is completed, the combined company will be called Wag! Group Co. and I will continue to lead the company as Chief Executive Officer as we move into the next chapter of our business.

This transaction will provide the resources to help us continue to scale and grow the Wag! brand, as we accelerate our consolidation of the $44 billion pet wellness and services industries. This transaction will be transformative for our business, fueling our growth as we increase our presence in existing markets, expand and diversify our offerings and scale our platform. It will create opportunities to bring more customers to our Wag! technology platform, and help bring Wag! to international markets. Furthermore, this transaction will help us continue to be the pawfect solution to help our Pet Parents find the pawfect Pet Caregivers. Ultimately, this transaction will greatly support our mission – to make pet ownership possible for all and bring joy to pets and those who care for them.

Your hard work and dedication to the company, our vision, and our goals have been recognized by our new partners at CHW Acquisition Corp. who are extremely excited to support everyone’s individual and collective success.

For now, it’s business as usual. While this is an exciting development, it is critical for everyone to remain focused on their responsibilities and to maintain focus on our development and promotional activities aligned with our mission.

As we go through this process, it’s extremely important that no member of our team speaks on behalf of the company to the media, vendors, partners, organizations, or individuals (including customers, colleagues, family, and friends). This includes discussing our financial performance, the SPAC or the deal announcement. Additionally, all company communications must remain internal and are not to be shared with anyone outside of the company. If you are contacted by media, industry analysts or investors regarding our planned business combination, please direct them to our media@wagwalking.com email address.

We realize that a decision like this often sparks many questions. I encourage you to take time to read the press release that was just released and listen to the webcast recording on the investor page of our website at investors.wag.co.

We will continue to keep you updated as we advance through this process. In the meantime, keep up the great work, and thank you for all that you do!

Onward,

Garrett

SOCIAL MEDIA GUIDELINES

As with all public comments surrounding the announcement of a SPAC deal, it is critical to stick with nonmaterial and/or publicly available information (e.g., details of the press release, investor deck, script, etc.) when posting on social media. This is an exciting deal for Wag! that will help to fuel its growth, and we understand that the company and its employees may want to share this information with their networks. What follows are initial recommendations and guidelines for posting to social media, which cover Wag!, executives, and its employees.

DOs

●	Employees should feel free to share and like posts that are made by Wag! on its Facebook, Twitter, and LinkedIn accounts

●	Both the company and its employees should feel comfortable conveying their excitement, for example:

○	“Excited to be part of such a paw-some company and community that is on its way to becoming public!”

DON’Ts

●	Do not comment or speak on behalf of Wag! without prior authorization

●	Do not share any material, non-public information

●	Do not share any privileged communications (e.g., internal comms, emails, etc.)

●	Do not comment on stock price

●	Do not talk about your own stock holdings of the company

●	Do not comment about the state of the business

●	Do not make any forward-looking comments or predictions

●	Do not comment about the competition

●	Do not share any confidential customer information

Leaders and Managers

●	Can re-post Company photos and share your own excitement

○	“Excited to be part of such a paw-some company and community that is on its way to becoming public!”

●	Retweet/reshare posts made by Garrett that have been approved

●	Don’t “Like” or “Re-share” non-Wag! Posts regarding the transaction announcement

●	Don’t share/post any articles unless first filed with the SEC

●	CHW Acquisition Corp./brand handles can retweet Wag! without filing, if the original tweet doesn't include an article, press release, or any mention of the deal itself.

MASTER FAQ

What is being announced?

●	This morning we announced that we have signed a definitive agreement that will combine Wag! with CHW Acquisition Corp. (Nasdaq: CHWA), a publicly traded special purpose acquisition company (SPAC) on the Nasdaq.

●	We are driving towards finalizing the transaction for close as soon as the first half of 2022.

What is a SPAC?

●	A SPAC is a special purpose acquisition company that raises money from investors and trades on a stock exchange with the intent of merging with a private company to take it public. A SPAC is simply one way in which a private company can “go public”; others include an IPO or direct listing.

Why is this transaction in the best interests of the Company?

●	This partnership with CHW Acquisition Corp. is a transformative transaction, which will provide the resources needed to achieve the scale that will help us continue to build the

Wag! brand, as well as allow us to invest in building significant brand visibility to drive our growth.

Why is the Company going public now?

●	Things are moving fast and it’s an exciting time given the significant increase in pet ownership since the start of the pandemic and as people return to work in-person – we will be able to capitalize on a return to normal environment as people look for help caring for their new pets while they are not home.

●	With access to the public markets, this transaction gives us the resources to continue to scale as the accredited leader in the pet services space, facilitating our ability to accelerate our growth.

Why go the SPAC route? Why not a regular IPO?

●	First, we are excited to partner with Jonah Raskas, Mark Grundman, Paul Norman and the CHW Acquisition Corp. team, and we believe their synergistic approach and the expertise they bring to the table will help direct the company as we head into our next chapter of growth.

●	Second, the SPAC route is a fast, efficient, and flexible way into the market and allows us to quickly raise money to fuel our growth.

Does this mean we are a public company now? If not now, then when?

●	Today’s announcement does not yet make us a public company, nor does it guarantee that we will complete the business combination – simply put, we have a signed a definitive agreement to move forward with the process.

●	There is still work ahead for us: we must complete the SEC review process and secure shareholder approval for the transaction, among other things.

●	Once this transaction is completed, the combined company will be renamed Wag! Group Co., and is expected to list on the Nasdaq under the “PET” ticker symbol.

What specifically will funds be used for?

●	The funds raised in this process will help Wag! accelerate our growth in existing markets, expand our subscription offerings, and scale our platform as we accelerate our consolidation of the $44 billion pet wellness and services industries.

●	We will also be expanding our reach and investing in the growth of the company, leveraging our market position to grow in ancillary services and business lines – including Wag! Premium and medicine delivery – and expand into international markets.

When will the transaction close?

●	The transaction is expected to close within the first half of 2022, pending SEC and shareholder review.

How will this impact me? My role?

●	It’s business as usual. Your hard work and dedication to the company, our vision, and our goals have been recognized by our entire leadership team and particularly by our new partners who are extremely excited to support everyone’s individual and collective success.

●	While this is an exciting development, it is critical for everyone to remain focused on their daily responsibilities so we can continue to perform well through the closing of this transaction and beyond.

What can I or can’t I tell my friends/family?

●	You may get questions from investors, business partners, even family and friends. At most, you can point them to our press release. It is otherwise very important that everyone refrain from making any comments about our financial performance, the business combination, or future plans with anyone outside of the company.

●	Company communications must remain internal and are not to be shared with anyone outside of Wag! – this includes sharing information or statements about the business combination publicly, including all channels such as e-mail, Instagram, Twitter, Facebook, blogs, conversations with vendors, friends, family, etc.

●	This is very important, and we ask for everyone’s help in protecting our information. Not only is it important for protecting our business, we now have legal obligations about what we share and with whom. Anything we improperly share could end up being publicly filed!

Can I post about the announcement on social media?

●	We will share the press release across Wag!’s social channels with a brief post summarizing the news.

●	You should feel free to share and like the content posted by Wag! and Garrett Smallwood on our Instagram, Facebook, Twitter, and LinkedIn accounts.

●	You may post the news on your own social channels and reflect your excitement, such as:

○	“Pawtastic news from Wag! today – excited to be part of a great company that is on its way to becoming public!”

●	Please refer to the “Social Media Guidelines” document for more details about what you can and cannot post on social media.

What do I do if a member of the media or investor calls or asks me questions?

●	As we go through this process, it’s extremely important to refrain from speaking on behalf of the company to the media, vendors, partners, organizations, or individuals.

●	If you are contacted by anyone outside of the company, including media, industry analysts, or investors, regarding our planned business combination, please direct them to our media@walkwalking.com email alias.

Can I buy CHW Acquisition Corp. stock? (if asked by employees)

●	HR and our legal counsel will be providing guidance internally about what employees can and cannot do with respect to buying and selling stock.

Can I buy CHW Acquisition Corp. stock? (if asked by Pet Caregivers)

●	Please consult with your financial advisor, or you can reach out with any questions to wagir@icrinc.com.

What will the management team look like? Who will be the CEO?

●	Garrett Smallwood will maintain his role as Wag! CEO and continue to lead the company through this exciting new chapter. Our current management team will stay in place.

Will there be executive staff changes?

●	No. The current senior management team will continue to lead the company after the transaction closes.

Who will be on the board?

●	The final board composition of the new public company will be announced at a later date.

INTERNAL TALKING POINTS

●	Today we are pleased to announce a transaction that will result in Wag! becoming a public company. We have signed an agreement for a business combination with CHW Acquisition Corp. (Nasdaq: CHWA), a leading publicly-traded special purpose acquisition company (SPAC).

●	Upon closing of the deal, which we expect will happen in the first half of 2022, we will be listed on the Nasdaq stock exchange under the “PET” ticker symbol. And we will continue to operate under the Wag! Group Co. name.

●	This partnership with CHW Acquisition Corp. is a transformative transaction, which will provide the resources needed to scale and grow the Wag! brand, as we accelerate our consolidation of the $44 billion pet wellness and services industries.

●	Leveraging this opportunity with CHW Acquisition Corp. will fuel our growth as we increase our presence in existing markets, expand our subscription offerings, scale our platform, and move into international markets.

●	The SPAC path provides Wag! with all of the benefits that come from going public, without requiring us to go through the time consuming, and costly, traditional IPO process. The bottom line is that this approach is a faster, more controlled, and transparent entry into the public markets and gets us to where we want to be.

●	For all Wag! employees, it remains business as usual. While this is an exciting development, and one you should be very proud of, we should all remain focused on our daily responsibilities so we can continue to perform well through the closing of this transaction and beyond. This is just the beginning!

●	Thank you for all that you do. We will continue to keep you updated as we move forward through this process.

●	If you have any questions, please contact your manager.